P.E. 1/15/02
0-30924

U.S. POST OFFICE
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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

02012848

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 15, 2002

PROCESSED
FEB 11 2002
THOMSON
FINANCIAL

Commission file number: **0-30924**

MARCONI PLC

(Exact name of Registrant as specified in its Charter)

One Bruton Street
London W1J 6AQ
England
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ______   No X

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

MARCONI PLC

TRADING UPDATE FOR THE THREE MONTHS ENDED 31 DECEMBER 2001

* Core sales seasonally lower than Q2 at £706 million
* Core operating loss of £130 million; Core operating cash outflow of £45 million
* Net debt reduced to £3.5 billion (pro forma £2.9 billion assuming completion of all disposals announced to date)
* Further cost reduction actions to underpin return to profitability
* Outlook remains difficult; Q3 to Q4 seasonal sales uplift expected but may be less pronounced than last year

London – 15 January 2002. Marconi (London and NASDAQ: MONI) today provided a trading update relating to the three months ended 31 December 2001.

Mike Parton, Chief Executive, said "The third quarter outcome shows good progress towards our debt and cost reduction targets against the background of a difficult market. It is with regret that we have announced the need for further cost and job reductions, but we are all the more determined not to be dependent on improvement in the market to return the Group to profitability."

Trading Update

Group sales during the third quarter amounted to £1,041 million compared to £1,689 million during the same period last year. Of this total, Core contributed £706 million (FY2001: £1,122 million), Capital £282 million (FY2001: £312 million), and Medical Systems £49 million (FY2001: £263 million) prior to completion of the sale of this business to Philips on 19 October 2001. Other items amounted to £4 million (FY2001: £(8) million).

In the Core, the third quarter was characterised by a continuation of the difficult market conditions reported for the previous quarters of the year. Telecom operators have maintained tight controls on capex spending, maximising utilisation in their existing networks and further delaying the roll-out of new network build.

This trend was reflected in the 43 per cent year-on-year decrease in Core orders received and 37 per cent decrease in Core sales, leading to a book-to-bill ratio of below 1. As expected, due to the seasonality of the business, third quarter Core sales were below the second quarter but remained above the £688 million recorded during the first quarter.

Network Equipment sales decreased more than the overall decline with sales down across all major product areas and geographies. The percentage decline in Optical Networks was less than in Broadband Switching and Access. Network Services decreased less than the overall decline whilst sales in Mobile remained relatively stable.

Optical Networks was particularly impacted in the United Kingdom by continued low levels of spending amongst second operators who are focusing their reduced capital expenditure budgets on customer connections rather than core infrastructure. Sales to BT were also lower and accounted for approximately 11 per cent of Core sales in the quarter compared to approximately 21 per cent in the third quarter last year. Sales of photonics equipment (DWDM) were up on the previous quarter due to increased deliveries in Italy. In addition, during the last three months Marconi made its first material shipments of photonics equipment to BT under the previously announced 5-year frame contract. Given the nature of this contract, revenue relating to ultra-broadband (STM64 and photonics) products will be recognised when the circuits provided by this equipment are utilised. Consequently no revenue or profits associated with these shipments were recognised during the period.

Broadband Switching had a difficult quarter as it continued to be impacted by the transition from its previous focus on enterprise and CLEC customers to established large service providers and the US Federal Government. The market downturn in Access has led to a change in demand towards broadband copper products such as ADSL, where Marconi has only recently entered the market. In addition, as previously reported in the first half, sales of our Digital Loop Carrier products into the North American market have fallen sharply as a result of capital spending reductions amongst Incumbent Local Exchange Carriers, particularly Bell South and Sprint. Sales of legacy narrowband products have continued to decline and are now substantially lower than last year. Broadband point-to-point radio systems sales were down but to a much lesser extent due to continuing deployments by mobile operators in Germany. The Group also continued to deliver its high density DSLAM product to Telecom Italia as well as making first-time shipments to two European second operators leading to an increase in sales compared to the previous quarter.

Network Services sales were down mainly due to a decrease in wireless network planning and software sales after higher volumes in the first half of the year and delayed rollout of new 3G networks as well as lower levels of installation and commissioning activities following the downturn in network equipment supply.

Cost Reduction

Marconi recorded a Group operating loss of £103 million during the third quarter comprising an operating loss of £130 million in the Core partially off-set by an operating profit of £27 million in Capital and Medical combined.

Gross profit in the Core amounted to £143 million giving a gross margin of approximately 20 per cent. This decline compared to last year and to the previous quarter was mainly due to the reduction in sales volume, continuing under-recovery in the supply chain pending further structural rationalisation and the effect of changes in mix.

The Group continues to make progress with its cost reduction programmes. Core operating costs in the third quarter, excluding share option and other costs, were £289 million compared to £335 million in the first quarter and £300 million in the second quarter. The main cost savings during the quarter came from reduced general and administrative costs, which amounted to £45 million (Q2: £57 million). Research and development spend reduced marginally to £129 million (Q2: £132 million). The increase in sales and marketing costs to £115 million (Q2: £111 million) was mainly due to costs incurred to terminate previously committed marketing activities and programmes.

At 31 December 2001, Marconi employed approximately 41,000 people world-wide compared to approximately 49,000 at 30 September 2001. The significant decrease in the number of employees is mainly due to the Group's on-going restructuring programme and the sale of Medical Systems. By 31 December 2001, within the Core business, the number of employees had been reduced by approximately 23 per cent to around 30,000 since the beginning of the financial year.

There will be a further reduction of approximately 9,200 employees from Capital upon completion of the recently announced disposals of Marconi Optical Components, Commerce Systems, Data Systems and General Domestic Appliances.

Further Cost Reduction Actions

Marconi remains on track to achieve the targeted exit run-rate equivalent to an annualised operating cost base of £1 billion in the Core by the end of the current quarter. However, in order to further reduce the Group's dependence on an improvement in market conditions to restore operating profitability and to underpin the timing of this return, it is necessary to reduce the cost base further. The Group is targeting additional labour and overhead savings of £200 million of which £70 million are expected to come from reduced cost of sales and £130 million from reduced operating expenses. This will reduce the targeted annual Core operating cost base from £1 billion to £870 million and the quarterly Core breakeven sales level from £800 million to £675 million by the end of March 2003.

As a consequence, management are undertaking a further review of all cost drivers including sites and headcount. At this stage, the Group anticipates that this review could lead to an additional reduction of around 4,000 employees from the Core. Based on preliminary estimates, the incremental cash cost of this further restructuring will be approximately £100 million, most of which will be incurred during the next financial year. The Group expects that this new restructuring programme will be essentially complete by March 2003.

The Group reconfirms its longer-term target business model to achieve a gross margin of 35 per cent and operating margin of 10 per cent. Taking into account the further cost reduction measures announced today, achievement of this target gross margin requires an annual sales volume in the region of £3.5 billion and timing is, therefore, dependent on market conditions.

Net Debt

Net debt at 31 December 2001 was £3.5 billion reduced from £4.3 billion at 30 September 2001. On a pro forma basis, net debt at 31 December assuming completion of all disposals announced to date would be £2.9 billion, of which £2.0 billion is funded through bonds with maturities extending from 2005 to 2030.

The Group recorded an operating cash outflow of £25 million during the third quarter. Operating cash outflow in the Core amounted to £45 million. This outflow was driven by the £130 million operating loss partially off-set by improvements in working capital with the main contribution derived from reduced level of debtors. There was also a modest reduction in the level of inventory whilst creditors were maintained at a similar level to the previous quarter.

During the third quarter, the Group completed the disposal of its Medical Systems business to Philips for cash proceeds of £765 million subject to completion accounting adjustments. During the period transaction-related costs were incurred and certain payments were made against indemnities given to the buyer which together amounted to £30 million.

The Group also received cash proceeds of £190 million from other non-core asset realisations including the sale of its entire shareholding in Lagardere, part of its shareholding in Lottomattica, the sale of surplus properties and other non-core assets. In addition, Marconi has announced agreements to sell, in separate transactions, its 50 per cent shareholding in General Domestic Appliances for approximately euro 195 million (£121 million) in cash and its wholly owned Commerce Systems and Data Systems businesses for cash proceeds of approximately US$325 million (£225 million) and US$400 million (£277 million) respectively. Furthermore, Marconi announced the sale of its optical components business in exchange for 9.999 per cent of the current issued share capital of Bookham Technology plc (approximately 9.1 per cent of the enlarged post-transaction share capital) subject to approval by Bookham's shareholders. These transactions, subject to regulatory and other approvals are expected to close before the end of March 2002. Following these disposals, assets remaining within Capital include Marconi Applied Technologies, On-Line, Infochain and Interactive as well as the Group's shareholding in Easynet Group Plc, other joint venture companies and financial investments.

In December a wholly-owned subsidiary of Marconi plc purchased or agreed to purchase in privately negotiated transactions 8.6 per cent and 19.7 per cent of its 2005 and 2010 eurobonds respectively as well as 5.0 per cent of its 2010 US dollar bonds. The total cash cost of these purchases, including transaction fees and accrued interest will amount to approximately £101 million to acquire bonds with a face value of £178 million. Of the cash cost, approximately £71 million was paid out prior to 31 December 2001 and a further £30 million will be incurred during January 2002. The total corresponding transaction fees and accrued interest amounted to approximately £9 million. Following the purchases, approximately £2.0 billion euro and US dollar bonds remain in issue and not held by the Group, with maturities extending from 2005 to 2030.

Other cash flows during the third quarter related primarily to restructuring and the implementation of new information technology systems (£111 million) and interest (£51 million).

Marconi remains confident in its ability to achieve its stated target to reduce net debt to within a range of £2.7 billion to £3.2 billion by 31 March 2002.

In addition, the Group reconfirms that it is currently negotiating with its banks with respect to the possible refinancing of its credit facilities in order to make available longer term bank finance to the Group.

Vendor Finance

The Group maintains a policy to keep vendor finance within a maximum limit of US$500 million. As at 31 December 2001, the Group had vendor finance commitments of approximately £98 million (US$143 million), of which £54 million (US$78 million) had been drawn. The decrease in both committed and drawn amounts since 30 September 2001 relates to the sale of Medical Systems. At the time of its disposal, Marconi Medical Systems had vendor finance exposure of £92 million (US$135 million). Marconi has provided a counter-indemnity to Philips of US$90 million against which approximately US$35 million was paid out during the third quarter.

Outlook

Market conditions remain difficult with continued uncertainty regarding levels and timing of service provider spending.

The Group has historically reported strongest sales performance in the second and fourth quarters. The Group expects this trend to be sustained during the current financial year but believes that the sequential seasonal uplift between the third and fourth quarters may be less pronounced than in the previous year.

Notes to editors

Definitions

Book to bill ratio is defined as orders received divided by sales.

Operating profit/(loss) is defined as earnings/(loss) after depreciation and before interest, tax, goodwill amortisation and exceptional items.

Operating costs are defined as research and development, sales and marketing and general and administrative expenses and the associated depreciation of fixed assets.

Operating cash flow is defined as operating profit/(loss) after adding back depreciation, change in working capital and capital expenditure.

3G: Third generation mobile telephony designed to provide services such as Internet on mobile phones.

CLEC: Competitive Local Exchange Carrier.

ADSL: Asynchronous Digital Subscriber Line, a copper-based access device.

DSLAM: Digital Subscriber Loop Access Multiplexer, a copper-based access device.

DWDM: Dense Wave Division Multiplexing, an Optical Networks technology used to increase the amount of information that can be sent over a single optical fibre.

Appendix 1

Quarterly Sales Breakdown

In £ millions	Q1 00/01	Q2 00/01	H1 00/01	Q3 00/01	Q4 00/01	FY 00/01
Core	786	1,331	2,117	1,122	1,426	4,665
Capital	272	307	579	312	313	1,204
Medical	232	269	501	263	348	1,112
Others*	(3)	(8)	(11)	(8)	(20)	(39)
Total	1,287	1,899	3,186	1,689	2,067	6,942

In £ millions	Q1 01/02	Q2 01/02	H1 01/02	Q3 01/02
Core	688	893	1,581	706
Capital	227	256	483	282
Medical	230	305	535	49
Others*	(11)	(10)	(21)	4
Total	1,134	1,444	2,578	1,041

*: Others relates mainly to inter-Group sales

Conference call details

A conference call and audio webcast will be held for analysts today (15 January 2002) at 2 pm, UK time. To join the call, dial +44 (0) 20 8896 4300 and quote "Marconi Trading Update". An instant replay will be available for seven days by dialling +44 (0)1296 618 700, access code 683 159.

The audio webcast will be broadcast on Marconi's website www.marconi.com where materials to accompany the presentation will be available from 12 noon (UK time).

Financial Calendar: Q4 Trading Update

Marconi will issue a trading update for the three months and twelve months ending 31 March 2002 on 25 April 2002.

- ENDS -

Contacts

Name: David Beck / Wendy Timmons
Title: Bell Pottinger Financial
Phone: + 44 (0) 20 7861 3864
+ 44 (0) 20 7861 3890

Name: Joe Kelly
Title: Media Relations
Phone: + 44 (0) 20 7306 1771
joe.kelly@marconi.com

Name: Heather Green
Title: Investor Relations
Phone: + 44 (0) 20 7306 1735
heather.green@marconi.com

Cautionary statement regarding forward-looking statements

In order to utilize the "Safe Harbor" provision of the U.S. Private Securities Litigation Reform Act of 1995, Marconi plc ("the Company") is providing the following cautionary statement. Except for reported financial results or other historical information, certain statements in this press release are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors which are beyond the control of the Company and its subsidiaries, and may cause actual results, performance and achievements to differ materially from anticipated future results, performance and achievements expressed or implied in the forward-looking statements (and from the past results, performance or achievement). Although not exhaustive, the following factors could cause such differences: any major disruption in production at our key facilities; changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These factors and other factors that could effect these forward-looking statements are described in the Company's Form 20-F report and Form 6-K reports filed with the U.S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARCONI PLC

By: ______________________________
Name: N C Porter
Title: Secretary

Date: January 15, 2002